NO ACT

DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

08023768

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 24 2008
Washington, DC 20549

January 24, 2008

PE
1-24-08

Alan L. Dye
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/24/2008

Re: NVR, Inc.

Dear Mr. Dye:

This is in regard to your letter dated January 23, 2008 concerning the shareholder proposal submitted by the Amalgamated Bank LongView MidCap 400 Index Fund for inclusion in NVR's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that NVR therefore withdraws its December 28, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

cc: Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW, Suite 800
Washington, DC 20005

HOGAN & HARTSON

RECEIVED
2007 DEC 28 PM 2:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

Rule 14a-8(i)(7)

December 28, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: NVR, Inc. – Shareholder Proposal Submitted by Amalgamated Bank LongView MidCap 400 Index Fund

Ladies and Gentlemen:

We are writing on behalf of NVR, Inc. pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Commission of NVR's intention to exclude from its proxy materials for its 2008 annual meeting of shareholders a shareholder proposal (the "Proposal") received from the Amalgamated Bank LongView MidCap 400 Index Fund (the "Proponent"). We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if NVR excludes the Proposal from its 2008 proxy materials in reliance on Rule 14a-8(i)(7).

A copy of the Proposal, the Proponent's supporting statement and the related correspondence between the Proponent, its representative and NVR (including a letter from NVR's President and CEO to the Proponent's representative regarding NVR's current committee structure, management and internal control processes in place to review NVR's regulatory, litigation and compliance risks associated with its mortgage lending operations) are attached as Exhibit 1.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibit. A copy of this letter also is being provided simultaneously to the Proponent's representative.

NVR currently intends to file definitive copies of its proxy materials with the Commission on or about March 19, 2008.

The Company

NVR is one of the largest homebuilders in the Washington, D.C. and Baltimore, Maryland metropolitan areas. NVR's primary business is the construction and sale of single-family detached homes, townhomes and condominium buildings. NVR also operates a mortgage banking business through NVR Mortgage Finance, Inc. ("NVRM"), its wholly owned subsidiary. NVRM originates mortgage loans almost exclusively for persons who buy homes from NVR. NVRM sells all of its mortgage loans into the secondary markets. For the year ended December 31, 2006, NVRM contributed approximately $107 million, or 1.7%, of NVR's total revenues of $6.2 billion.

The Proposal

The Proposal requests that NVR's shareholders approve the following resolution:

"RESOLVED: The shareholders of NVR, Inc. (the "Company") request that the board of directors establish a new Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations. This report should be prepared at reasonable cost and may omit confidential information."

Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." See Release No. 34-40018 (May 21, 1998).

The Commission's 1998 release established two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

A shareholder proposal that calls on the board of directors to issue a report to shareholders is excludable under Rule 14a-8(i)(7) as relating to an ordinary business matter if the subject matter of the report relates to the company's ordinary business operations. See Release No. 34-20091 (August 16, 1983). Accordingly, the staff has consistently permitted the exclusion of shareholder proposals that request the issuance of a report where the subject matter of the requested report relates to an ordinary business matter. See *ACE Limited* (March 19, 2007) (allowing exclusion of proposal requesting a report relating to the company's strategy and actions regarding climate change); *Bear Stearns Companies Inc.* (February 14, 2007) (allowing exclusion of proposal requesting a "Sarbanes-Oxley Right-to-Know" report); *Pfizer Inc.* (January 13, 2006) (allowing exclusion of proposal requesting a report on the risks of liability arising from the distribution of the company's products); *General Electric Company* (January 13, 2006) (allowing exclusion of proposal requesting a report on evaluating the risk of damage to GE's brand name and reputation in the United States as a result of the growing use of foreign outsourcing); *Newmont Mining Corporation* (January 12, 2006) (allowing exclusion of proposal requesting a management report on the reputational and financial risks of the company's operations in Indonesia); and *Eli Lilly and Company* (January 11, 2006) (allowing exclusion of proposal requesting a report on the risk of legal claims arising from the company's policy of limiting the availability of its product to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents).

As the Commission stated in its 1998 release, certain shareholder proposals that relate to a company's ordinary business operations may not be excludable if they focus on "sufficiently significant social policy issues" that "transcend the day-to-day business matters" of the company. Examples of matters the staff seems to have considered to involve "significant social policy issues" include: Internet censorship and monitoring by foreign governments (see *Yahoo! Inc.* (April 13, 2007) (proposal requesting management to institute policies to help protect freedom of access to the Internet)); human rights issues (see *Yahoo! Inc.* (April 16, 2007) (proposal seeking bylaw amendment to establish board committee on human rights to review implications of company policies for the human rights of individuals in the US and worldwide)); genetic engineering (see *The Coca-Cola Company* (February 7, 2000) (proposal requesting the board to adopt a policy of removing genetically engineered crops, organisms or products from all products manufactured or sold by the company)); auditor independence (see *Aon Corporation* (February 19, 2004) (proposal requesting the board to adopt a policy stating that the auditors of the company's financial statements will perform only audit-related work)); and child labor (see *Dillards Inc.* (March 13, 1997) (proposal requesting that management prepare a report on the company's actions to ensure that it does not do business with foreign suppliers using forced labor, convict labor or child labor)).

In its Staff Legal Bulletins, the staff has stated that the following matters also involve "significant social policy issues": shareholder proposals relating to certain executive compensation issues (see Staff Legal Bulletin No. 14A (July 12, 2002)(stating that proposals focused on equity compensation plans that may be used to compensate only senior executive officers and directors, or proposals that seek to obtain shareholder approval of equity plans that would result in material dilution to existing shareholders, are not excludable pursuant to Rule 14a-8(i)(7))); and certain shareholder proposals relating to the environment or public health issues (see Staff Legal Bulletin No. 14C (June 28, 2005)(stating that proposals focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health are not excludable pursuant to Rule 14a-8(i)(7))).

Importantly however, in the 1998 release, the Commission stated that shareholder proposals that relate to a company's ordinary business operations, but also raise social policy issues, are to be reviewed on a case-by-case basis to determine whether the proposal is excludable. In the 1998 release, the Commission overturned its prior position in *Cracker Barrel Old Country Stores, Inc.* (October 13, 1992) which provided that all employment-related shareholder proposals raising social policy issues would be excludable under the "ordinary business" exclusion. In doing so, the Commission stated that "[r]eversal of the *Cracker Barrel* no-action position will result in a return to a case-by-case analytical approach" to Rule 14a-8(i)(7). In the context of employment-related shareholder proposals, the Commission acknowledged there was no bright-line test to determine when proposals that also raise social issues fall within the scope of the "ordinary business" exclusion. Instead, the Commission stated that such "determinations will be made on a case-by-case basis, taking into account factors such as the nature of the proposal *and the circumstances of the company to which it is directed* [emphasis added]."

<u>The Risks and Liabilities Associated with Mortgage Lending are Matters Relating to NVR's Ordinary Business Operations</u>

The Proposal requests that a newly-formed committee of NVR's board of directors conduct a review of the company's "regulatory, litigation and compliance risks with respect to its mortgage lending operations" and issue a report to shareholders as to the committee's findings and recommendations. The staff has consistently taken the position that a report relating to an internal assessment of the risks and liabilities of a company's business operations is excludable under Rule 14a-8(i)(7). In SLB No. 14C, the staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations...we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk." As noted above, in SLB No. 14C, the staff went on to state that a proposal calling for a report relating to the minimization or elimination of operations that might have an adverse effect on the public health or the environment are not excludable.

The Proposal does not in any way seek a report on the cost of minimizing or eliminating NVR's mortgage lending business, but instead explicitly asks for a report relating to the risks and liabilities associated with that business. For that reason alone, the Proposal is excludable under Rule 14a-8(i)(7). However, even if the Proposal sought a report on the possibility of minimizing or eliminating NVR's mortgage lending business, the report still would relate to NVR's ordinary business operations, and not to the environment, the public health or any other significant policy issue. The Proposal requests that a committee of the board conduct a "thorough review," or assessment, of the "regulatory, litigation and compliance risks with respect to [NVR's] mortgage lending operations." In other words, the Proposal seeks an internal analysis of the risks associated with the core of NVRM's business operations – the origination of mortgage loans for buyers of NVR's homes and the resultant sale of these loans into the secondary market.

We recognize that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters" of a company (see SLB No. 14A). While the recent turmoil in the housing and mortgage markets has generated much press and calls for regulatory relief (as noted by the Proponent in its supporting statement), the staff has said that such "debate" is only one factor to be considered by the staff and is not dispositive of whether a matter addresses "ordinary business" or "significant social policy." Where a company's operations are controversial, attract publicity, or are themselves the subject of public debate, those operations may transcend ordinary business.

In *Beazer Homes USA, Inc.* (November 30, 2007), for example, the staff did not permit exclusion of a shareholder proposal requesting that the board of directors of the company prepare a report evaluating the company's mortgage practices where the company was the subject of several regulatory, federal, SEC and internal investigations relating to its mortgage origination business and the company had announced that it may need to restate its financial statements as a result of problems in its mortgage lending unit. Events such as those affecting Beazer Homes clearly are not "confined to the resolution of ordinary business problems," nor do they concern matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." In NVR's case, in contrast, the company's mortgage lending operations are not the subject of public debate or regulatory scrutiny. Instead, NVR's mortgage lending is simply part of its day-to-day business operations.

The staff has consistently allowed exclusion of shareholder proposals that seek an evaluation of the risks or liabilities associated with ordinary business operations, including operations that come considerably closer to raising a significant policy issue than NVR's mortgage lending business. As noted above, in *Pfizer*, the staff allowed exclusion of a shareholder proposal that requested that the board of directors prepare a report on the "effects on the long-term economic stability of the company and on the risks of liability to legal claims" arising from the company's policy of distributing its products through foreign wholesalers or pharmacies. Similarly, in *ACE Limited*, the staff permitted exclusion of a shareholder proposal that requested a report describing the "company's strategy and actions relative to climate change."

Clearly, where a proposal relates solely to the financial implications of the company's business operations and the company's management of its business risks, the proposal is excludable. See, e.g., *Dow Chemical Co.* (February 23, 2005) (allowing exclusion of proposal requesting the company's management to prepare a report on the risks to the company, its reputation and its finances resulting from, among other things, various litigation issues), *American International Group, Inc.*(February 19, 2004) (allowing exclusion of proposal requesting that the board of directors prepare a report on the effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy as relating to ordinary business operations), *Newmont Mining Corporation* (February 4, 2004) (allowing exclusion of proposal requesting the board of directors to publish a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities as relating to ordinary business operations). Accordingly, the proposal is properly excludable pursuant to Rule 14a-8(i)(7).

<u>Compliance with Federal and State Laws Involves Ordinary Business</u>

To the extent that the Proposal's call for an assessment of "regulatory, litigation and compliance risks" and seeks an evaluation of NVRM's compliance with the myriad federal and state laws that govern its mortgage lending business, the proposal relates to NVR's ordinary business operations. The staff has consistently permitted companies to exclude shareholder proposals that relate to a company's compliance with state and federal regulatory requirements. In *Bear Stearns Companies Inc.* (February 14, 2007), the staff permitted Bear Stearns to exclude a shareholder proposal requesting a report assessing the costs and benefits of the company's compliance with the Sarbanes-Oxley Act and the impact of the Act on the company's operations. The staff's response specifically noted the proposal required an assessment of the company's legal compliance program, an element of ordinary business operations. Similarly, in *Monsanto Company* (November 3, 2005), the staff allowed Monsanto to exclude a shareholder proposal that sought to establish an ethics committee to oversee the company's compliance with its corporate governance policies and applicable laws, rules and regulations of federal, state and local governments. See also *Willamette Industries* (March 20, 2001) (allowing exclusion of proposal that requested a report on the company's environmental compliance program).

As the Proponent notes in its supporting statement, the recent turmoil in the housing and mortgage markets has prompted calls for regulatory and legislative action, and also has resulted in private litigation. The supporting statement notes that there is increased interest on the part of state and federal regulators in enforcing existing laws affecting homebuilders and mortgage originators, and that some members of Congress and state legislatures have considered measures that would affect these companies. In addition, the supporting statement cites recent litigation pending under the Real Estate Settlement Procedures Act, the Truth in Lending Act and the Home Ownership Equity Protection Act, as well as state anti-predatory lending statues. As evidenced by the staff's *Bear Stearns Companies* letter, however, the possibility of increased enforcement of regulations and statutes and the possible enactment of additional regulations and statutes alone do not remove regulatory and legal compliance from the realm of ordinary business operations.

Conclusion

For the reasons set forth above, it is our view that NVR may exclude the Proposal from its proxy materials under Rule 14a-8(i)(7), and we request confirmation that the staff will not recommend any enforcement action to the Commission if NVR so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910 and to the Proponent at (202) 315-3552. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,

Alan L. Dye

cc: Cornish F. Hitchcock
Gene Bredow

Enclosures

Exhibit 1

Copy of the Proposal and Correspondence

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

19 November 2007

Mr. James M. Sack
Corporate Secretary
NVR, Inc.
11700 Plaza America, Inc.
Reston, Virginia 20190

By UPS

Re: Shareholder proposal for 2008 annual meeting

Dear Mr. Sack:

On behalf of the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund") I submit the enclosed shareholder proposal for inclusion in the proxy statement that NVR, Inc. (the "Company") plans to circulate to shareholders in anticipation of the 2008 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Company's board committee practices.

The Fund is an S&P MidCap 400 index fund located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund has beneficially owned more than $2000 worth of the Company's common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2008 annual meeting, which a representative plans to attend.

We would be pleased to discuss with you the issues presented by this proposal. Please do not hesitate to contact me if there is anything further that I can provide.

Very truly yours,

Cornish F. Hitchcock

RESOLVED: The shareholders of NVR, Inc. (the "Company") request that the board of directors establish a new Compliance Committee, to be composed of independent directors, that would conduct a thorough review of the Company's regulatory, litigation and compliance risks with respect to its mortgage lending operations and report to shareholders within six months of the 2008 annual meeting as to the committee's findings and recommendations, as well as the progress made towards implementing those recommendations. This report should be prepared at reasonable cost and may omit confidential information.

SUPPORTING STATEMENT

The recent turmoil in the housing and mortgage markets has wiped out billions of dollars in shareholder value at housing-related companies.

In its August 13, 2007 issue, BUSINESS WEEK suggested that certain business practices among the nation's largest homebuilders – particularly within their mortgage or financing affiliates – may have contributed to the recent collapse of the mortgage and housing markets. A specific concern is the conflict of interest that may occur if a home builder's mortgage affiliate issues mortgages to home buyers who may not be able to repay their obligations.

NVR has a subsidiary (NVR Mortgage Finance, Inc.) that focuses almost exclusively on serving NVR's customer base and originates mortgage loans for many of NVR homebuyers.

Concerns about housing financing practices have prompted calls for more regulatory and legislative action, as well as litigation. Reports in the news media indicate an increased interest by state and federal regulators in enforcing existing laws affecting home builders and mortgage originators, with a possibility of new regulations. In addition, some Members of Congress have indicated an interest in imposing a fiduciary obligation on originators and possibly placing non-bank lenders under federal oversight. At the state level, legislatures in a number of states are considering measures that target deceptive lending, foreclosure or fraud.

Litigation is also pending under the Real Estate Settlement Procedures Act, the Truth in Lending Act, and the Home Ownership Equity Protection Act, as well as state anti-predatory lending statues.

As shareholders, we are concerned about the damage to long-term shareholder value that can result from litigation, regulatory costs and reputational injury at companies that lack adequate compliance procedures and active oversight by the board. Although the board currently has an Qualified Legal Compliance Committee, its charter focuses more on securities and fiduciary violations more than the types of issues presented by this proposal. Given the current public scrutiny of homebuilders and their business practices, we believe that it is important for a new board committee to undertake a thorough investigation of the Company's practices in this area and to avoid or mitigate any conflicts that might arise.

We urge you to vote FOR this proposal.

AMALGAMATED BANK.

26 November 2007

Mr. James M. Sack
Corporate Secretary
NVR, Inc.
11700 Plaza America, Inc.
Reston, VA 20190

Via courier

Re: Shareholder proposal for 2008 annual meeting

Dear Mr. Sack:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund"), who is authorized to represent the Bank and the Fund in all respects in connection with that resolution.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 2,100 shares of NVR common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2008 annual meeting.

If you require any additional information, please let me know.

Very truly yours,

Scott Zdrazil
Vice President – Corporate Governance

Bredow, Gene

From: Bredow, Gene
Sent: Monday, December 03, 2007 5:16 PM
To: 'conh@hitchlaw.com'
Subject: NVR, Inc. Shareholder Proposal
Attachments: Amalgamated Letter 120307.pdf

Mr. Hitchcock:

The attached letter is being sent via regular US Mail to you today.

Gene Bredow
Director, Internal Audit and Corporate Governance
NVR, Inc.
phone: 703-956-4035
fax: 703-956-4750
gbredow@nvrinc.com

NVR

December 3, 2007

Cornish F. Hitchcock
Amalgamated Bank LongView MidCap 400 Index Fund
1200 G Street, NW
Suite 800
Washington, DC 20005

Dear Mr. Hitchcock:

We have reviewed the shareholder proposal from the Amalgamated Bank LongView MidCap 400 Index Fund for inclusion in our proxy statement for the 2008 annual meeting of shareholders. First, please let me assure you that NVR's management and Board of Directors recognizes the importance of an effective compliance program to NVR's business and to the continued enhancement of shareholder value. NVR's management devotes substantial time and resources to assuring compliance with the many legal and regulatory requirements to which NVR is subject, and the Board of Directors actively oversees those efforts and monitors their effectiveness.

We have received your recommendation that the Board establish a Compliance Committee to conduct a review of NVR's regulatory, litigation and compliance risks associated with our mortgage lending operations. We understand your concern about these issues at NVR's mortgage banking subsidiary, given that the mortgage business is highly regulated and is currently under regulatory scrutiny at certain other companies. The Board believes, however, that its current committee structure, management and internal control processes provide an adequate framework to monitor these risks.

The Audit Committee is vested with responsibility to assist with the Board's oversight of NVR's compliance with legal and regulatory requirements, including those relating to our mortgage banking subsidiary. The Audit Committee, which is comprised of four independent directors, actively reviews NVR's legal, regulatory and compliance risks and monitors the effectiveness of its overall compliance program. Such review is performed at each of the Audit Committee's quarterly meetings. In addition, the Audit Committee is empowered by the Audit Committee Charter to engage independent legal counsel and accounting or other expert advisors as the Audit Committee deems necessary to carry out its responsibility to oversee legal and regulatory compliance. The Audit Committee also has established a whistle blower hotline managed by an independent outside party to allow individuals to report concerns about legal compliance directly to the Audit Committee, anonymously if the caller desires. Each hotline report is sent directly to the Chairman of the Audit Committee as well as the Internal Audit Director.

11700 Plaza America Drive • Suite 500 • Reston, VA 20190 • Ph 703.956.4000 • Fx 703.956.4750

In addition to the Audit Committee and as noted in the proposal, the Board has established a Qualified Legal Compliance Committee ("QLCC") to assist the Board in fulfilling its responsibility to oversee legal and regulatory compliance. The QLCC is comprised of four independent directors and is intended to meet the requirements for a qualified legal compliance committee under Part 205 of the rules of the Securities and Exchange Commission. Like the Audit Committee Charter, the QLCC Charter authorizes the QLCC to retain attorneys, advisors and other expert personnel to assist it in fulfilling its responsibilities. The QLCC has established an attorney hotline managed by an independent outside party to allow attorneys who may become aware of unlawful acts or management's response to those acts to report their concerns directly to the Chairman of the QLCC and the Internal Audit Director.

NVR has also established extensive internal control processes and procedures, which have been reviewed by NVR's independent auditors, to monitor compliance with regulatory requirements. These internal controls include continuous monitoring of regulatory compliance by NVR's Internal Audit department and a Quality Control department housed directly within the mortgage subsidiary. Senior management and the Audit Committee actively oversee these monitoring processes, and inform and advise the Board as appropriate.

NVR is committed to complying with all legal and regulatory requirements applicable to our business. We are also continually mindful of our obligation to our shareholders to preserve the long-term value of our business and to maximize returns to our shareholders. We believe the oversight, business practices and internal controls we currently employ are adequate and appropriate to accomplish those objectives.

Considering the information provided above, we respectfully request that the Amalgamated Bank LongView MidCap 400 Index Fund withdraw its shareholder proposal. We would be happy to further discuss with you NVR's current oversight and compliance process relating to our mortgage lending operations. Please contact Gene Bredow, Director of Internal Audit and Corporate Governance, at (703) 956-4035 if you would like to discuss this further.

Sincerely,

Paul C. Saville
President and Chief Executive Officer

Bredow, Gene

From: Con Hitchcock [conh@hitchlaw.com]

Sent: Monday, December 03, 2007 5:54 PM

To: Bredow, Gene

Subject: NVR, Inc. Shareholder Proposal

Mr. Bredow:

Thank you very much for your letter in response to the LongView Fund's shareholder proposal. We appreciate your efforts to explain NVR's approach to this issue.

I am passing your letter on to the Fund up in New York, and we will be back in touch in the near future. I anticipate that the Fund may wish to set up a conversation with you regarding the points made in your letter. I'll let you know.

Please let me know if you have any further questions.

Con Hitchcock

Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW Suite 800
Washington, DC 20005
(202) 489-4813 Fax: (202) 315-3552

From: Bredow, Gene [mailto:GBREDOW@nvrinc.com]
Sent: Monday, December 03, 2007 5:16 PM
To: conh@hitchlaw.com
Subject: NVR, Inc. Shareholder Proposal

Mr. Hitchcock:

The attached letter is being sent via regular US Mail to you today.

Gene Bredow
Director, Internal Audit and Corporate Governance
NVR, Inc.
phone: 703-956-4035
fax: 703-956-4750
gbredow@nvrinc.com

Bredow, Gene

From: Bredow, Gene
Sent: Friday, December 14, 2007 3:21 PM
To: 'Con Hitchcock'
Cc: 'Zdrazil, Scott'
Subject: RE: NVR Meeting

Mr. Hitchcock,

This is to confirm that our CEO, Paul Saville, and CFO, Denny Seremet, will meet with you and Mr. Zdrazil at the offices of Amalgamated Bank on Thursday, December 20th at 1 pm. Thank you for coordinating this meeting.

Gene Bredow
Director, Internal Audit & Corporate Governance
NVR, Inc.
703-956-4035
gbredow@nvrinc.com

From: Con Hitchcock [mailto:conh@hitchlaw.com]
Sent: Thursday, December 13, 2007 10:37 AM
To: Bredow, Gene
Cc: 'Zdrazil, Scott'
Subject: NVR Meeting

Mr. Bedrow:
Thank you. I was out yesterday, but will check and get back to you.

From: Bredow, Gene [mailto:GBREDOW@nvrinc.com]
Sent: Wednesday, December 12, 2007 10:16 AM
To: conh@hitchlaw.com
Subject: NVR Meeting

Mr. Hitchcock,

Our CEO and CFO will be in New York on December 20th to meet with the NYSE in connection with the transfer of our listing to the NYSE. They could be available on 12/20 in the early afternoon (around 12:30 or 1 pm) to meet in person with 1-2 members of the Fund to discuss the shareholder proposal. Otherwise, we could arrange a conference call on December 21st (9 or 10 am). Please let me know the Fund's preference.

Gene Bredow
Director, Internal Audit and Corporate Governance
NVR, Inc.
703-956-4035
gbredow@nvrinc.com

NVR

Sent Via Email

December 21, 2007

Scott Zdrazil
Amalgamated Bank LongView MidCap 400 Index Fund
275 7th Avenue
New York, NY 10001

Cornish F. Hitchcock
Amalgamated Bank LongView MidCap 400 Index Fund
1200 G Street, NW
Suite 800
Washington, DC 20005

Dear Scott and Cornish:

Thank you for taking the time to meet with me and our CFO, Denny Seremet, yesterday. We appreciate you giving us the opportunity to discuss NVR's Board and committee structure, the internal controls applicable to our mortgage subsidiary and the Fund's concerns regarding NVR's mortgage subsidiary's regulatory, litigation and compliance risks. As we discussed, we will review the Charters of the Audit Committee and the Qualified Legal Compliance Committee of the Board to ensure that the Charters appropriately articulate the Committees' actual oversight of NVR's regulatory and compliance risks.

I would like to reiterate that NVR is committed to complying with all legal and regulatory requirements applicable to our business. We are committed to, and recognize the importance of, effective corporate governance. We are also continually mindful of our obligation to our shareholders to preserve the long-term value of our business and to maximize returns to our shareholders. We believe the oversight, business practices and internal controls we currently employ are adequate and appropriate to accomplish those objectives.

As we discussed, you are welcome to visit us at our corporate headquarters in Reston, Virginia to discuss our business and industry. Considering our discussions yesterday and the information that we provided in our letter dated December 3, 2007, we respectfully request that the Amalgamated Bank LongView MidCap 400 Index Fund withdraw its shareholder proposal, submitted November 19, 2007, by December 26, 2007 to ensure that we can comply with the applicable SEC regulations. Please do not hesitate to contact

Gene Bredow, Director of Internal Audit and Corporate Governance, at 703-956-4035 if you would like to discuss this further.

Sincerely,

Paul C. Saville
President and Chief Executive Officer

AMALGAMATED BANK.

21 December 2007

Mr. Paul Saville
President and Chief Executive Officer
NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, VA 20190

Dear Paul:

I would like to thank you and Dennis Seremet for meeting with Con Hitchcock and me yesterday. We appreciated your explanation of NVR's structures and procedures to achieve compliance with evolving regulatory and legal requirements, and – in particular – the Board of Directors' oversight thereof.

I have received your letter dated December 21, 2007, requesting that we withdraw the proposal by next week. As we discussed at the meeting, the LongView Funds' proposals often prompt constructive communication with portfolio companies. In practice, the Funds withdraw a number of proposals after productive dialogues, and we are certainly willing to consider the matter here.

We acknowledge your point about the work being carried out by the Audit Committee and Qualified Legal Compliance Committee. In lieu of creating a new committee, and based on the presentation you made yesterday, we would recommend to our Trust Committee the withdrawal of this proposal if NVR were willing to update the charters of these two committees to reflect their mandates to address legal and regulatory compliance. It would appear, based on your description and our preference for dedicated attention to compliance issues, that the more general mandate lies with the Qualified Legal Compliance Committee, although we take your point that the Audit Committee has some responsibility as well.

We got the sense that NVR might be amenable to this at yesterday's meeting, and something along this line might be mutually agreeable. We'd be happy to provide some language that we have seen used elsewhere and that could be tailored to NVR's situation, if that would be helpful.

Thank you again for your time and attention to this matter. As long-term investors of NVR, we continue to believe that ensuring proper Board level oversight of legal and regulatory compliance will help promote shareholder value. We appreciate your willingness to consider our views.

Sincerely,

Scott Zdrazil
Director of Corporate Governance

CC: Mr. Dennis Seremet
Mr. Gene Bedrow

Bredow, Gene

From: Bredow, Gene
Sent: Saturday, December 22, 2007 10:05 PM
To: 'Zdrazil, Scott'
Cc: 'Con Hitchcock'
Subject: RE: AB LongView MidCap 400 Index Fund proposal

Scott,

Please provide me with sample wording for the charters as you suggested in your letter.

Thanks,
Gene Bredow

From: Zdrazil, Scott [mailto:ScottZdrazil@AmalgamatedBank.com]
Sent: Friday, December 21, 2007 4:44 PM
To: Bredow, Gene
Cc: Con Hitchcock
Subject: FW: AB LongView MidCap 400 Index Fund proposal

From: Zdrazil, Scott
Sent: Friday, December 21, 2007 4:42 PM
To: 'psaville@nvrinc.com'; 'gbedrow@nvrinc.com'; 'dseremet@nvrinc.com'
Cc: 'Con Hitchcock'
Subject: AB LongView MidCap 400 Index Fund proposal

Please find attached a letter regarding discussion of our shareholder proposal.

Regards,

Scott Zdrazil
Vice President - Director of Corporate Governance
Amalgamated Bank
275 Seventh Avenue
New York, New York 10001
Tel: 212-895-4923
Fax: 212-895-4743

HOGAN &
HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

January 23, 2008

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: NVR, Inc.--Shareholder Proposal Submitted by Amalgamated Bank LongView MidCap 400 Index Fund – Review of Risks Associated with NVR's Mortgage Lending Operations

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated December 28, 2007, requesting the staff's concurrence that the shareholder proposal referenced above may be excluded from the NVR's 2008 proxy materials under Rule 14a-8(i)(7).

On January 23, 2008, the Proponent informed NVR of its withdrawal of the Proposal. Attached as Exhibit 1 is a copy of correspondence from the Proponent confirming that the Proposal has been withdrawn. Accordingly, NVR also hereby withdraws its request for a no-action letter relating to the Proposal.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibit. A copy of this letter also is being provided simultaneously to the Proponent's representative.

If you have any questions or require additional information, please do not hesitate to contact me at (202) 637-5737.

Sincerely,

Alan L. Dye

cc: Cornish F. Hitchcock

Enclosure

Exhibit 1

AMALGAMATED BANK.

Sent Via email

23 January 2008

Mr. Paul Saville
President and Chief Executive Officer
11700 Plaza American Drive, Suite 500
Reston, VA 20190

Dear Paul:

Thank you for your letter dated January 22, 2008. I have reviewed your responses. In light of the modifications that NVR has proposed to the Audit Committee Charter and your further explanation of NVR's processes and procedures regarding compliance issues, I am writing to confirm that the Amalgamated Bank LongView MidCap 400 Index Fund hereby withdraws its shareholder proposal submitted to NVR on November 19, 2007.

We appreciate your constructive engagement on this issue. Please do not hesitate to contact me if there is anything further I can provide.

Sincerely,

Scott Zdrazil
Vice President – Director of Corporate Governance

CC: Mr. Gene Bedrow
Mr. Alan Dye, Esq. (Hogan & Hartson LLP)

END